EXHIBIT 99.1





                                  ANNOUNCEMENT




                          WPP GROUP PLC ("the Company")
                          ----------------------------




            On 16 July 2002 the Company was notified by Barclays PLC, pursuant to Sections 198-202 of the Companies Act 1985 that it had an interest in 34,615,141 ordinary shares of WPP, representing 2.99% of the issued share capital of the Company.






            16 July 2002